Long Island Financial Group Inc

Financial Statements

December 31, 2021

(with supplementary information)

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SEC FILE NUMBER
8-46136

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LONG ISLAND FINANCIAL GROUP INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 WOODCREST DRIVE
(No. and Street)

ROSLYN	NY	11576
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STUART REIS	516-741-1966	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
(Name – if individual, state last, first, and middle name)

733 STATE ROUTE 35	OCEAN	NJ	07712
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart Reis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Long Island Financial Group Inc, as of December 31, 2021 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn before me on May 31st, 2022

Signature: [signature]

Title: President

THOMAS JOHN SHEREMETTA
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01SH6419219
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 06/28/2025

[signature]
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Adeptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Long Island Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of the Long Island Financial Group, Inc.as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Long Island Financial Group, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Long Island Financial Group, Inc.'s management. Our responsibility is to express an opinion on the Long Island Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Southampton Investment Services Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules 1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Long Island Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of the Long Island Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners, LLC

We have served as the Company's auditor since 2021.

Ocean, NJ
May 26, 2022

Long Island Financial Group Inc
Table of Contents
December 31, 2021

Long Island Financial Group, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Assets:	
Cash	$ 150,154
Due from clearing firm	36,492
Accounts Receivable	12,910
Loan to stockholder	150,549
Leasehold Improvements	
net of accumulated depreciation of $37,426	850
Total Assets	$ 350,955

Liabilities and Stockholder's Equity

Liabilities:	
Accounts Payable & Accrued Expenses	$ 162,849
Total Liabilities	$ 162,849
Stockholder's Equity:	
Common stock, no par value ; authorized 100 shares	
issued and outstanding 4 shares	133,127
Additional paid-in capital	23,430
Retained Earnings	31,549
Total stockholder's equity	188,106
Total liabilities and stockholders equity	$ 350,955

The accompanying notes are an integral part of this statement

Long Island Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2021

Revenues:	
Commissions	$ 328,350
PPP Loan Forgiveness	$ 8,332
Total Revenue	336,682
Expenses:	
Outside Services	77,900
Legal and Accounting	62,025
Salary and Payroll Expenses	53,825
Rent Expense	39,305
Regulatory	8,346
Repairs and Maintenance	8,303
Auto	7,800
Cleaning	6,242
Office	5,987
Meals and Entertainment	4,199
Miscellaneous	3,896
Telephone	3,527
Utilities	2,673
Computer and Internet	1,821
Postage	1,489
Total Expenses	287,338
Net Income	$ 49,344

The accompanying notes are an integral part of this statement.

Long Island Financial Group, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

	Number Of Shares	Common Stock	Additional Paid in capital	Accumulated Deficit	Total Stockholder's Equity
Balances- January 1, 2021	4	$ 133,127	$ 23,430	$ (17,795)	$ 138,762
Net Income	0	-	-	49,344	49,344
Balances- December 31, 2021	4	$ 133,127	$ 23,430	$ 31,549	$ 188,106

The accompanying notes are an integral part of this statement

Long Island Financial Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities		
Net Income	$	49,344
Adjustments to reconcile net income to net cash from operating activities:		
PPP Loan forgivness		(8,332)
Changes in assets and liabilities		
Decrease in accounts receivable		368
Decrease in accounts payable		(6,102)
Net cash provided by operating activities		35,278
Cash Flows from Financing Activities		
Increase in loan to stockholders		(22,021)
Net cash used in financing activities		(22,021)
Net increase in cash		13,257
Cash at Beginning of Year		136,897
Cash at End of Year	$	150,154
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Taxes	$	175

The accompanying notes are an integral part on this statement

Long Island Financial Group, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Comission
December 31, 2021

Credit Factors:			
Stockholder's Equity		$	188,106
Total Credit Factors			188,106
Debit Factors:			
Loan from stockholder			150,549
Leasehold Improvements			850
Total Debit Factors			151,399
Net Capital			36,707
Less :			
Minimum net capital requirements			
Greater of 6-2/3% of Aggregate indebtedness or $5,000.00			10,587
Excess Net capital		$	26,120
Capital Ratio (maximum allowance 1500%)			
(*) Aggregate indebtedness	162,849		
	= 623.46%		
Net Capital	26,120		
(*)Aggregate indebtedness			
Account Payable and accrued expenses		$	162,849
Total Aggregate indebtedness		$	162,849

There were no material differences between the audit and the original Part IIA Focus Filing.

The accompanying notes are an integral part of this statement

Long Island Financial Group, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2021

Note 1- **Nature of Business**
Long Island Financial Group, Inc. (The "Company") is a New York State corporation formed in 1992, for the purpose in the resale of securities and mutual funds as a broker/dealer. The Company is registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the Financial Industry Regulatory Authority, Inc. (FINRA)

Note 2- **Summary of Significant Accounting Policies**

a) **Recent Accounting Pronouncements**
In May 2014, the Financial Accounting Standard Board ("FASB") issued Account Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2013-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15,2017, with early adoption permitted but not earlier than the original effective date. The company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the statement of financial condition and related disclosures.

Revenue Recognition
Effective January 1, 2018 the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, © determien the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the entity statifies a performance obligation. In determining the transation price, an entity may include variable consideration only to the extent that it is probably that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and leasing contracts

Long Island Financial Group, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2021

c) **Income Taxes**
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income, Instead the stockholder is liable for individual income taxes on his respective shares of the Company's taxable income.

d) **Cash and Cash Equivalents**
The Company considers demand deposited money market funds to be cash equivalents.

e) **Fixed Assets**
Leasehold improvements are carried at cost and are depreciated over a useful life of 15 years using the straight line method.

f) **Use of Estimates**
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumption affect the reported amount of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Fair Value Measurements
The company carries its investments at fair value. ASC 820 Fair Value Measurements and disclosures defines fair value as the price that would be received to sell an asset or paid to transfer the liability (i.e., the "exit price") in an orderly transaction between market participants as the measurement date, ASC 829 established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available, The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1- Fair values derived from unadjusted quotes prices of identical assets in active markets.

Level 2- Fair values derived from quotes prices of similar assets in active markets, quotes prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3- Fair values derived from inputs which are not observable in markets

Note 4 Commitments
Office Lease
The Company leases office space pursuant to a lease agreement that expired December 31,2021
A new rental agreement was implemented for one year ending on December 31, 2022.
The total rent to be paid in year 2022 will be $47,305.

Note 5 Related Party Transactions
Rental Expense- Long Island Financial Group, Inc. pays rent to Stuart Reis who is also the president and only stockholder of Long Island Financial Group, Inc.

The stockholder loan is with Stuart Reis who is a stockholder of Long Island Financial Group, Inc. It is a non interest bearing loan with no payback period.

Note 6 Leasehold Improvements

Leasehold improvements at December 31, 2021 consists of:

Leasehold improvements	$38,276
Less accumulated depreciation	- $37,426
Net	$ 850

Note 7 Net Capital Requirement

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2021 the Company had a net capital of $36,707 which the required net capital was $10,587. The Company's net capital ratio was 623.46%.

Note 8 Subsequent Events

A coronavirus (COVID-10) was reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which as continued to spread to additional countries, and nay related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quaratine, facility, closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies, and financial markets globally, potentially leading to an economic downturn. Ths ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreakm however, as of the date of these consolidated financial statements, the potential impact of such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist elgible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act includes temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 and through the date of the filing of the report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2020.

Note 9 Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and indivudal investors. The Company introduces these transactions for clearance to another broker dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customer's in fulfilling their contractual obligations pursuant to securiites transactions can be directly impacted by volatile trading market which may impair the customer's ability to satisfy the obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it recieves from its clearing broker daily, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2020

SCHEDULE II

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Long Island Financial Group Inc

Exemption Report

For the Year December 31, 2021

Long Island Financial Group, Inc (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.10a-5 "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R.§ 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the company states the following:

1) The Company claims an exemption from 240.15c3-3 under section (k)(2)(ii).

2) The Company met such exemption provision in 240.15c3-3(K)(2)(ii) throughout the most recent fiscal year without exemption.

I, Stuart Reis swear (or affirm) that to the best of my knowledge and belief, this exemption report true and correct.

By, Stuart Reis

Title- President

06/22/2022 11:20 (FAX) P.016/016

SCHEDULE III- INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3 DECEMBER 31, 2020

SCHEDULE III

The "Company" claims exemption from the requirement of Rule 15c3-3, under Section (k)(2)(II) of the Rule.

See report of independent registered public accounting firm
CONFIDENTIAL TREATMENT REQUIRED